UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 7

TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OMNI Energy Services Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

68210T109

(CUSIP Number)

Michael T. Johnson

909 Poydras Street, Suite 2230

New Orleans, Louisiana 70112

504-522-4850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

CUSIP No. 68210T109
1.	Name of Reporting Persons. I.R.S. Identification No. of above persons (entity only). Steven T. Stull
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	545,826
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	545,826
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		545,826
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		4.79%
14.	Type of Person Reporting (See Instructions)		IN

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital Partners II Limited Partnership I.R.S. Identification No. of above person: 72-1236549
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	70,133
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	70,133
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		70,133
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		.62%
14.	Type of Person Reporting (See Instructions)		PN

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital Corporation I.R.S. Identification No. of above person: 72-1201602
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	70,133
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	70,133
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		70,133
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		.62%
14.	Type of Person Reporting (See Instructions)		CO

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital Partners III Limited Partnership I.R.S. Identification No. of above person: 72-1264304
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		0
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		0%
14.	Type of Person Reporting (See Instructions)		PN

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital Management Corporation I.R.S. Identification No. of above person: 72-1262990
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		0
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		0%
14.	Type of Person Reporting (See Instructions)		CO

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital Partners VI Limited Partnership I.R.S. Identification No. of above person: 72-1402146
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	347,222
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	347,222
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		347,222
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		3.05%
14.	Type of Person Reporting (See Instructions)		PN

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital NOLA VI, L.L.C. I.R.S. Identification No. of above person: 72-1400488
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	347,222
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	347,222
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		347,222
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		3.05%
14.	Type of Person Reporting (See Instructions)		OO

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital NOLA IX Limited Partnership I.R.S. Identification No. of above person: 72-1401733
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	128,471
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	128,471
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		128,471
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		1.13%
14.	Type of Person Reporting (See Instructions)		PN

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital NOLA IX, L.L.C. I.R.S. Identification No. of above person: 72-1401731
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	128,471
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	128,471
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		128,471
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		1.13%
14.	Type of Person Reporting (See Instructions)		OO

Item 1.        Security and Issuer.

This statement relates to the common stock, $.0.01 par value per share (the "Common Stock"), of OMNI Energy Services Corp. (the "Issuer"), a Louisiana corporation. The address of the principal executive offices of the Issuer is 4500 N.E. Evangeline Thruway, Carencro, Louisiana 70520.

Item 2.         Identity and Background.

(a)       Names of Reporting Persons:

Steven T. Stull

Advantage Capital Partners II Limited Partnership

Advantage Capital Corporation

Advantage Capital Partners III Limited Partnership

Advantage Capital Management Corporation

Advantage Capital Partners VI Limited Partnership

Advantage Capital NOLA VI, L.L.C.

Advantage Capital Partners IX Limited Partnership

Advantage Capital NOLA IX, L.L.C.

(b)      Principal Business Address of Reporting Persons

909 Poydras Street, Suite 2230

New Orleans, Louisiana 70112

(c)       Mr. Stull is a founding partner of the Advantage Capital partnerships, which are institutional venture capital funds.

(d)       The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)       The Reporting Persons have not been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

(f)        The Reporting Persons are United States citizens or are organized under the laws of a state of the United States.

Item 3.        Source and Amount of Funds or Other Consideration.

N/A

Item 4.        Purpose of Transaction.

Securities of the Issuer were acquired by the Reporting Persons for investment purposes.

(a)-(j)   The Reporting Persons have no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

(a)        As of May 25, 2004, the Reporting Persons beneficially owned shares of the Common Stock listed below:

Reporting Person	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Shares Included Which Reporting Person has Right to Acquire

Steven T. Stull

Advantage Capital Partners II Limited Partnership

Advantage Capital Corporation

Advantage Capital Partners III Limited Partnership

Advantage Capital Management Corporation

Advantage Capital Partners VI Limited Partnership

Advantage Capital NOLA VI, L.L.C.

Advantage Capital Partners IX Limited Partnership

Advantage Capital NOLA IX, L.L.C.

	545,826 70,133 70,133 0 0 347,222 347,222 128,471 128,471	4.79% .62% .62% 0% 0% 3.05% 3.05% 1.13% 1.13%	0 0 0 0 0 0 0 0 0

(b)        See Items 7 through 10 of the Cover Pages for information as to the voting power and dispositive power of shares of Common Stock beneficially owned by each Reporting Person.

(c)        The Advantage Capital Partners III Limited Partnership, Advantage Capital Management Corporation and Steven T. Stull had the following open market sales of the Common Stock of the Issuer in the past 60 days preceding May 25, 2004 and not previously reported on an Amendment to the Schedule 13D:

Sale of 2,015 shares at $5.52 per share on May 12, 2004;

Sale of 1,700 shares at $5.51 per share on May 12, 2004;

Sale of 62,985 shares at $5.50 per share on May 12, 2004;

Sale of 25,634 shares at $5.50 per share on May 13, 2004;

Sale of 6,600 shares at $5.50 per share on May 14, 2004;

Sale of 883 shares at $5.50 per share on May 17, 2004;

Sale of 440 shares at $5.40 per share on May 18, 2004;

Sale of 2,225 shares at $5.20 per share on May 19, 2004;

Sale of 19,100 shares at $5.20 per share on May 20, 2004;

Sale of 600 shares at $5.15 per share on May 21, 2004;

Sale of 5,004 shares at $5.15 per share on May 24, 2004;

Sale of 32,520 shares at $5.05 per share on May 25, 2004;

Sale of 300 shares at $5.06 per share on May 25, 2004;

Sale of 9,100 shares at $5.06 per share on May 25, 2004; and

Sale of 2,500 shares at $5.11 per share on May 25, 2004.

The Advantage Capital Partners II Limited Partnership, Advantage Capital Corporation and Steven T. Stull had the following open market sales of the Common Stock of the Issuer in the past 60 days preceding May 25, 2004 and not previously reported on an amendment to this Schedule 13D:

Sale of 27,461 shares at $5.05 per share on may 25, 2004; and Sale of 400 shares at $5.06 per share on may 25, 2004.

(d)       Other party with right to receive or direct receipt of dividends or proceeds:

                       Not applicable.

(e)        Date Reporting Persons ceased to beneficially own more than 5% of shares:

                       May 25, 2004.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the  Issuer.

None

Item 7.          Material to be Filed as Exhibits.

    Exhibits

A        A written agreement relating to the filing of a joint Amendment No. 7 to Schedule 13D as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct as of May 25, 2004.

May 27, 2004	/s/ Gerald J. Daigle, Jr.
Date	Steven T. Stull, By Gerald J. Daigle, Jr. with power of attorney

ADVANTAGE CAPITAL PARTNERS II
LIMITED PARTNERSHIP
By:	Advantage Capital Corporation,
General Partner

By:	/s/ Gerald J. Daigle, Jr.
Steven T. Stull, President By Gerald J. Daigle, Jr. with power of attorney

ADVANTAGE CAPITAL CORPORATION

By:	/s/ Gerald J. Daigle, Jr.
Steven T. Stull, President By Gerald J. Daigle, Jr. with power of attorney

ADVANTAGE CAPITAL PARTNERS III
LIMITED PARTNERSHIP
By:	Advantage Capital Management
Corporation, General Partner

By:	/s/ Gerald J. Daigle, Jr.
Steven T. Stull, President By Gerald J. Daigle, Jr. with power of attorney

ADVANTAGE CAPITAL
MANAGEMENT CORPORATION

By:	/s/ Gerald J. Daigle, Jr.
Steven T. Stull, President By Gerald J. Daigle, Jr. with power of attorney

ADVANTAGE CAPITAL PARTNERS VI
LIMITED PARTNERSHIP
By:	Advantage Capital NOLA VI,
L.L.C., General Partner

By:	/s/ Gerald J. Daigle, Jr.
Steven T. Stull, President By Gerald J. Daigle, Jr. with power of attorney

ADVANTAGE CAPITAL NOLA VI, L.L.C.

By:	/s/ Gerald J. Daigle, Jr.
Steven T. Stull, President By Gerald J. Daigle, Jr. with power of attorney

ADVANTAGE CAPITAL PARTNERS IX
LIMITED PARTNERSHIP
By:	Advantage Capital NOLA IX,
L.L.C., General Partner

By:	/s/ Gerald J. Daigle, Jr.
Steven T. Stull, President By Gerald J. Daigle, Jr. with power of attorney

ADVANTAGE CAPITAL NOLA IX, L.L.C.

By:	/s/ Gerald J. Daigle, Jr.
Steven T. Stull, President By Gerald J. Daigle, Jr. with power of attorney